Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Pinnacle Systems, Inc.

Subject Company: Pinnacle Systems, Inc.

Commission File No. of Subject Company: 000-24784

Pinnacle Employee Intranet Message

Pinnacle Employees,

I’m pleased to announce today that, after careful consideration by our executives and Board of Directors, we have elected to enter into a definitive agreement to merge with Avid Technology, Inc. This transaction offers an excellent opportunity for both companies to leverage their significant innovation and technology leadership in digital video and provides a great future platform for both organizations—producing benefits for all stakeholders. The strength of the combined company across both our Broadcast and Consumer markets will be a powerful force positioned broadly and globally to serve our customers.

As an employee, I know you will be concerned about what this change means for you. First, until this transaction receives shareholder and other required governmental approvals, it is business as usual for Pinnacle and you should continue to meet your current job responsibilities. Also, while we aren’t able to answer specific employee-related questions about what will happen after the expected mid-to-late summer closing of the transaction, be confident that as Pinnacle employees you are a very important part of the company’s value.

We will do our best to address questions you may have in the coming months. This morning, I will speak personally to employees in Mountain View as we hold our Spring Brunch beginning at 9 am. Members of the executive team will also conduct conference calls with each of our regions throughout Monday and Tuesday. For a Schedule of regional conference calls, please see: https://intranet.pcle.com/intra/Default.aspx?NPSID=7&NPItem=67. In addition, David Krall, CEO of Avid, will speak to Pinnacle employees worldwide from Mountain View via streaming video on Wednesday, March 23 at 8 am Pacific Time. Please send your questions in advance to awhelan@pinnaclesys.com.

In addition, the executive team will host a series of regular employee check-in meetings over the next several months in our Pinnacle office locations to provide as much information as possible on where we are in the process and provide a forum for your questions. Stay tuned for more detailed information on dates and times. I’m sure you will have many questions as we move forward. Be assured that we will take every opportunity to keep you updated as we move into the next chapter of our company’s growth.

The merger process between two public companies is strictly regulated. Because the transaction is subject to SEC and shareholder approval and other conditions, I want to stress to you that this transaction has not been completed. The anticipated time for closing is approximately June or July. This means that Pinnacle must continue to run its business, make employee decisions, deliver products to our customers and continue with all other typical operations. In addition, as is customary in this type of transaction, we will also engage in transition planning with Avid in order to prepare for the future together.

I believe that this potential merger is the right direction for Pinnacle employees, customers and shareholders. As we shift the company into planning for this transition, I want to remind each of you that keeping the company on track and ensuring Pinnacle continues to serve its customers is job #1 for all of us.

You can read more about today’s news at http://www.pinnaclesys.com/aboutus/PR/News.asp?NewsID=3949. If you have any questions or concerns about this news, please discuss them with your managers today. I look forward to talking with you further in the coming weeks.

Patti Hart

Additional Information

Avid plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Avid and Pinnacle plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Avid, Pinnacle, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Avid and Pinnacle through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Avid by contacting Dean Ridlon, Investor Relations Director for Avid, at telephone number 978.640.5309, or from Pinnacle by contacting Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678, extension 224.

Avid and Pinnacle, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Avid’s directors and executive officers is contained in Avid’s Form 10-K for the year ended December 31, 2004 and its proxy statement dated April 16, 2004, which are filed with the SEC and available free of charge as indicated above. Information regarding Pinnacle’s directors and executive officers is contained in Pinnacle’s Form 10-K for the year ended June 30, 2004 and its proxy statement dated September 30, 2004, which are filed with the SEC and available free of charge as indicated above. The interests of Avid’s and Pinnacle’s respective directors and executive officers in the solicitations with respect to the transactions in particular will be more specifically set forth in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which will be available free of charge as indicated above.

Some statements in this announcement may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to: (i) the possibility that the transaction will not close or that the closing will be delayed, (ii) the challenges and costs of assimilating the operations and personnel of Pinnacle; (iii) the ability to attract and retain highly qualified employees; (iv) competitive factors, including pricing pressures; (v) reaction of customers of Pinnacle and Avid and related risks of maintaining pre-existing relationships of Pinnacle; (vi) fluctuating currency exchange rates; (vii) adverse changes in general economic or market conditions, particularly in the content-creation industry; and (viii) other one-time events and other important factors disclosed previously and from time to time in Avid’s and Pinnacle’s filings with the SEC and to be more specifically set forth in the Joint Proxy Statement/Prospectus to be filed by Avid and Pinnacle with the SEC. Avid and Pinnacle disclaim any obligation to update any forward-looking statements after the date of this release.